INTERIM CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2006

INTERIM CONSOLIDATED FINANCIAL

STATEMENTS

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The financial statements are presented in accordance with IAS 34

Consolidated balance sheets

ASSETS	Note	June 30, 2006	Dec. 31, 2005
(€ million)			(1)

Property, plant and equipment	B.2.	6,098	6,184

Goodwill	B.3.	29,066	30,234

Intangible assets	B.3.-B.4.	26,821	30,229

Investments in associates	B.4.-B.5.	2,768	2,477

Financial assets – non-current	B.6.	1,271	1,318

Deferred tax assets	B.12.	3,212	3,382

Non-current assets		69,236	73,824

Assets held for sale	B.7.	15	676

Inventories		3,605	3,430

Accounts receivable		5,255	5,021

Other current assets		1,909	2,434

Financial assets – current		348	311

Cash and cash equivalents		1,160	1,249

Current assets		12,292	13,121

TOTAL ASSETS		81,528	86,945

(1)	After adjusting for the change in accounting method for employee benefits (see note A.2)

The accompanying notes on pages 9 to 33 are an integral part of the consolidated financial statements.

Consolidated balance sheets

EQUITY & LIABILITIES	Note	June 30, 2006	Dec. 31, 2005
(€ million)			(1)

Equity attributable to equity holders of the company	B.8.	45,005	46,128

Minority interests		122	189

Total equity		45,127	46,317

Long-term debt	B.9.	3,718	4,750

Provisions and other non-current liabilities	B.11.	7,829	8,250

Deferred tax liabilities	B.12.	10,616	12,208

Non-current liabilities		22,163	25,208

Liabilities related to assets held for sale	B.7.	5	259

Accounts payable and accrued expenses		2,707	3,193

Other current liabilities		5,298	5,543

Short-term debt and current portion of long-term debt	B.9.	6,228	6,425

Current liabilities		14,238	15,420

TOTAL EQUITY & LIABILITIES		81,528	86,945

(1)	After adjusting for the change in accounting method for employee benefits (see note A.2)

The accompanying notes on pages 9 to 33 are an integral part of the consolidated financial statements.

Consolidated income statements

(€ million)	Note	6 months to June 30, 2006	6 months to June 30, 2005	12 months to Dec. 31, 2005

Net sales		14,116	13,104	27,311

Other revenues		647	548	1,202

Cost of sales		(3,768)	(3,690)	(7,566)

Gross profit		10,995	9,962	20,947

Research and development expenses		(2,144)	(1,902)	(4,044)

Selling and general expenses		(4,061)	(3,949)	(8,250)

Other current operating income		200	133	261

Other current operating expenses		(60)	(64)	(124)

Amortization of intangibles		(1,998)	(1,970)	(4,037)

Operating income – current		2,932	2,210	4,753

Restructuring costs		(81)	(638)	(972)

Impairment of property, plant & equipment and intangibles	B.4.	(380)	(106)	(972)

Other operating income and expenses	B.1.	520	7	79

Operating income		2,991	1,473	2,888

Financial expenses	B.15.1.	(280)	(305)	(532)

Financial income	B.15.2.	187	100	287

Income before tax and associates		2,898	1,268	2,643

Income tax expenses	B.16.	(652)	(232)	(477)

Share of profit/loss of associates		325	208	427

Net income		2,571	1,244	2,593
Attributable to minority interests		190	157	335

Attributable to equity holders of the company		2,381	1,087	2,258

Average number of shares outstanding (in millions)	B.8.4.	1,345.2	1,335.1	1,336.5

Average number of shares after dilution (in millions)	B.8.4.	1,359.2	1,343.9	1,346.5

- Basic earnings per share		1.77	0.81	1.69

- Diluted earnings per share		1.75	0.81	1.68

The accompanying notes on pages 9 to 33 are an integral part of the consolidated financial statements.

Consolidated statements of cash flows

(€ million)	Note	6 months to June 30, 2006	6 months to June 30, 2005	12 months to Dec. 31, 2005
Net income attributable to equity holders of the company		2,381	1,087	2,258
Minority interests, excluding BMS (1)		9	20	36
Share of undistributed earnings of associates		67	95	170
Depreciation, amortization and impairment of property, plant and equipment and intangible assets		2,834	2,518	5,951
Gains and losses on disposals of non-current assets (net of tax) (2)		(462)	(8)	(125)
Net change in deferred taxes		(1,073)	(807)	(2,100)
Net change in provisions		308	181	27
Cost of employee benefits (stock options and capital increases)		82	92	231
Impact of workdown of Aventis inventories remeasured at fair value, net of tax		6	172	249
Unrealized gains and losses recognized in income and accrued interest		(112)	(36)	(60)
Operating cash flow before changes in working capital		4,040	3,314	6,637
(Increase)/decrease in inventories		(291)	(341)	(586)
(Increase)/decrease in accounts receivable		(412)	(615)	(738)
Increase/(decrease) in accounts payable and accrued expenses		(377)	244	474
Net change in other current assets, financial assets (current) & other current liabilities		4	794	611
Net cash provided by/(used in) operating activities (3)		2,964	3,396	6,398
Acquisitions of property, plant & equipment and intangibles	B.2. - B.3	(631)	(507)	(1,143)
Acquisitions of investments in consolidated undertakings, net of cash acquired	B.1.	(497)	(11)	(692)
Acquisitions of available-for-sale financial assets		(1)	(2)	(4)
Proceeds from disposals of property, plant and equipment, intangibles and other non-current assets (4)	B.1.	1,203	116	733
Net change in loans and other non-current financial assets		1	1	5
Net cash provided by/(used in) investing activities		75	(403)	(1,101)
Issuance of sanofi-aventis shares		155	46	314
Dividends paid:
• to sanofi-aventis shareholders		(2,044)	(1,606)	(1,604)
• to minority shareholders, excluding BMS (1)		(6)	(7)	(10)
Additional long-term borrowings	B.9.	14	5,318	5,268
Repayments of long-term borrowings	B.9.	(1,250)	(5,518)	(7,959)
Net change in short-term borrowings	B.9.	(4)	(792)	(2,099)
Acquisitions and disposals of treasury shares		35	51	105
Net cash provided by/(used in) financing activities		(3,100)	(2,508)	(5,985)
Impact of exchange rates on cash and cash equivalents		(28)	(61)	97
Net change in cash and cash equivalents		(89)	424	(591)
Cash and cash equivalents, beginning of period		1,249	1,840	1,840

Cash and cash equivalents, end of period		1,160	2,264	1,249

(1)	Alliance agreements with Bristol-Myers-Squibb (BMS), see note C.1. to the consolidated financial statements for the year ended December 31, 2005.
(2)	Including available-for-sale financial assets

(3)	Including:

	6 months to June 30, 2006	12 months to December 31, 2005
Income tax paid	1,156	2,669
Interest paid	192	471
Dividends received	2	4
Interest received	46	76

(4)	Property, plant and equipment, intangible assets, investments in consolidated undertakings and participating interests

The accompanying notes on pages 9 to 33 are an integral part of the consolidated financial statements.

Consolidated statements of recognized income and expense

(€ million)	6 months to June 30, 2006	6 months to June 30, 2005	12 months to Dec. 31, 2005

Available-for-sale financial assets	(25)	(2)	23

Derivatives designated as hedging instruments	66	(155)	89

Actuarial gains/(losses) (1)	498	(370)	(384)

Tax on items recognized directly in equity	(196)	185	154

Change in cumulative translation difference recognized in equity	(2,101)	3,575	4,287

Net gains/(losses) recognized in equity	(1,758)	3,233	3,991

Net income for the period	2,571	1,244	2,593

Total recognized profits/(losses) for the period	813	4,477	6,584

Attributable to equity holders of the company	629	4,301	6,212

Attributable to minority interests	184	176	372

(1)	See note B.11.

The accompanying notes on pages 9 to 33 are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity

(€ million)	Share capital	Additional paid-in capital & retained earnings	Treasury shares	Stock options	Items recognized directly in equity	Cumulative translation differences	Attributable to equity holders of the company	Minority interests	Total equity

Balance at December 31, 2004 as reported	2,823	44,205	(4,170)	989	139	(2,925)	41,061	462	41,523

Net impact of actuarial gains/losses reclassified to equity (1)	-	-	-	-	(251)	-	(251)	-	(251)

Balance at December 31, 2004 after reclassification	2,823	44,205	(4,170)	989	(112)	(2,925)	40,810	462	41,272

Total recognized profits/(losses) for the period	-	1,087	-	-	(342)	3,556	4,301	176	4,477

Dividend paid out of 2004 earnings (€1.20 per share)	-	(1,604)	-	-	-	-	(1,604)	-	(1,604)

Payment of dividend and equivalents to minority shareholders	-	-	-	-	-	-	-	(201)	(201)

Share-based payment

• Exercise of stock options	-	-	-	-	-	-	-	-	-

• Proceeds from sale of treasury shares related to stock option plans	-	-	51	-	-	-	51	-	51

• Value of services obtained from employees	-	-	-	92	-	-	92	-	92

• Tax effect of exercise of options	-	-	-	-	-	-	-	-	-

Capital increase reserved for employees (excluding employee share ownership plans)	1	45	-	-	-	-	46	-	46

Reduction in share capital	(32)	(780)	812	-	-	-	-	-	-

Other movements	-	-	-	-	-	-	-	(15)	(15)

Balance at June 30, 2005 (2)	2,792	42,953	(3,307)	1,081	(454)	631	43,696	422	44,118

Total recognized profits/(losses) for the period	-	1,171	-	-	46	694	1,911	196	2,107

Payment of dividend and equivalents to minority shareholders	-	-	-	-	-	-	-	(90)	(90)

Share-based payment

• Exercise of stock options	8	197	-	-	-	-	205	-	205

• Proceeds from sale of treasury shares related to stock option plans	-	-	54	-	-	-	54	-	54

• Value of services obtained from employees	-	-	-	107	-	-	107	-	107

• Tax effect of exercise of options	-	-	-	60	-	-	60	-	60

Capital increase reserved for employees (excluding employee share ownership plans)	3	92	-	-	-	-	95	-	95

Buyout of minority shareholders	-	-	-	-	-	-	-	(342)	(342)

Other movements	-	-	-	-	-	-	-	3	3

Balance at December 31, 2005 (2)	2,803	44,413	(3,253)	1,248	(408)	1,325	46,128	189	46,317

Total recognized profits/(losses) for the period	-	2,381	-	-	343	(2,095)	629	184	813

Dividend paid out of 2005 earnings (€1.52 per share)	-	(2,044)	-	-	-	-	(2,044)	-	(2,044)

Payment of dividend and equivalents to minority shareholders	-	-	-	-	-	-	-	(245)	(245)

Share-based payment

• Exercise of stock options	6	149	-	-	-	-	155	-	155

• Proceeds from sale of treasury shares related to stock option plans	-	-	35	-	-	-	35	-	35

• Value of services obtained from employees	-	-	-	83	-	-	83	-	83

• Tax effect of exercise of options	-	-	-	11	-	-	11	-	11

Reduction in share capital (3)	(97)	(2,308)	2,405	-	-	-	-	-	-

Merger of Rhône Cooper into sanofi-aventis	-	8	-	-	-	-	8	(8)	-

Buyout of minority shareholders	-	-	-	-	-	-	-	-	-

Other movements	-	-	-	-	-	-	-	2	2

Balance at June 30, 2006	2,712	42,599	(813)	1,342	(65)	(770)	45,005	122	45,127

(1)	See note A.2.
(2)	After adjusting for the change in accounting method for employee benefits (see note A.2)
(3)	See note B.8.1.

The accompanying notes on pages 9 to 33 are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2006

INTRODUCTION

The sanofi-aventis Group (sanofi-aventis and its subsidiaries) is a leading global pharmaceuticals group engaged in the development, manufacture and marketing of healthcare products in seven major therapeutic fields: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine and vaccines. Our international R&D effort provides a platform for us to develop leading positions in our markets. We have production facilities in all continents.

Sanofi-aventis, the parent company, is a société anonyme (a form of limited liability company) incorporated under the laws of France. The registered office is at 174, avenue de France, 75013 Paris, France.

Sanofi-aventis is listed in Paris (Euronext: SAN) and New York (NYSE: SNY).

The interim consolidated financial statements (including the notes thereto) for the six months to June 30, 2006 were closed off by the sanofi-aventis Board of Directors on August 1, 2006.

A.    BASIS OF PREPARATION AND ACCOUNTING POLICIES

A.1.  Basis of preparation of the interim consolidated financial statements

The interim consolidated financial statements of sanofi-aventis for the six months to June 30, 2006 have been prepared in compliance with IFRS issued by the International Accounting Standards Board (IASB) as of June 30, 2006 and adopted by the European Union as of that date. The term “IFRS” refers collectively to International Accounting Standards (IAS), International Financial Reporting Standards (IFRS), Standing Interpretations Committee (SIC) interpretations, and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the IASB as of June 30, 2006.

The accounting policies applied in preparing the interim consolidated financial statements for the six months ended June 30, 2006 are the same as those applied as of December 31, 2005 and described in the published consolidated financial statements for the year then ended, except for the change in accounting method and the adoption of new standards and interpretations as described in note A.2.

The interim consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant items for the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005.

The financial statements for the year to December 31, 2006, and the comparative information for 2005 presented therein, will be prepared in compliance with standards and interpretations applicable at that date. The information contained in these interim consolidated financial statements relating to the periods ended December 31, 2005 and June 30, 2006 may therefore be subject to change if new or amended standards and interpretations are issued by the IASB and adopted by the European Union.

A.2.  Change of accounting method and new standards and interpretations

Change of accounting method

On January 1, 2006, sanofi-aventis adopted (with retrospective effect from January 1, 2004) the option offered by the amendment to IAS 19 (Employee Benefits) to recognize all actuarial gains and losses under defined-benefit pension plans in the balance sheet, with the matching entry recorded as a component of equity, net of deferred taxes. Previously, sanofi-aventis applied the corridor method, under which actuarial gains or losses amounting to more than 10% of the greater of (i) the future obligation or (ii) the fair value of plan assets were recognized in the income statement over the expected remaining working lives of the employees.

The impact on the balance sheet in the current period and prior periods is as follows:

(€ million)	June 30, 2006	December 31, 2005	June 30, 2005	December 31, 2004
Provisions and other non-current liabilities (see note B.11.)	296	796	785	401
Deferred tax assets	106	287	286	(150)
Equity attributable to equity holders of the company	(190)	(509)	(499)	(251)
Including translation difference	(4)	(7)	(8)	-

If the previous method had been applied, amortization of actuarial gains and losses charged to profit or loss during the six months ended June 30, 2006 would have been €18 million before taxes and €11 million after taxes.

New standards and interpretations applicable in 2006

Standards and interpretations applicable for the first time in 2006, and their impacts on sanofi-aventis, are described below.

Sanofi-aventis has elected to use the fair value option granted by the amendment to IAS 39 (Financial Instruments: Recognition and Measurement), under which financial instruments that fulfill certain conditions may be measured at fair value through profit or loss. This option has been applied by sanofi-aventis to a portfolio of financial investments held to fund a deferred compensation plan of the same nominal amount offered to certain employees.

This election does not have a material impact on the consolidated financial statements (see note B.6.).

The amendments to IFRS 4 (Insurance Contracts) and IAS 39, relating to financial guarantee contracts, do not have a material impact on the sanofi-aventis financial statements.

The amendment to IAS 21 (The Effects of Changes in Foreign Exchange Rates) clarifies the treatment of foreign exchange differences arising on monetary items forming part of a net investment in a foreign operation. This amendment does not have a material impact on the sanofi-aventis financial statements.

IFRS 6 (Exploration for and Evaluation of Mineral Resources), and the resulting amendments to IFRS 1 (First Time Adoption of International Financial Reporting Standards), are not applicable to the activities carried on by sanofi-aventis.

IFRIC 4 (Determining whether an Arrangement contains a Lease) and IFRIC 6 (Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment) do not have a material impact on the sanofi-aventis financial statements.

IFRIC 5 (Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds) is not applicable to the activities carried on by sanofi-aventis.

New standards and interpretations for subsequent application

Sanofi-aventis is currently assessing the impact on the notes to the financial statements of the following standards, which will be applicable from January 1, 2007.

  •          IFRS 7 (Financial Instruments: Disclosures);

  •          Amendment to IAS 1 (Presentation of Financial Statements) relating to disclosures about capital.

Sanofi-aventis is currently assessing the impact of the following interpretations on the consolidated financial statements:

IFRIC 7 (Applying the Restatement Approach under IAS 29, Financial Reporting in Hyper-Inflationary Economies) specifies that the restatements required under IAS 29 should be made retrospectively if an economy becomes hyperinflationary during a reporting period. IFRIC 7 is applicable from January 1, 2007, and sanofi-aventis does not expect it to have a material impact on the consolidated financial statements.

In addition, IFRIC 8 and IFRIC 9 have been issued by the IASB, and will be applicable in 2007 subject to adoption by the European Union.

IFRIC 8 (Scope of IFRS 2) stipulates that IFRS 2 (Share-Based Payment) will also apply to transactions where the goods or services received as consideration for share-based payments are not specifically identifiable.

IFRIC 9 (Reassessment of Embedded Derivatives) states that an entity must assess whether an embedded derivative exists when the entity first becomes a party to the contract, and must not make any subsequent reassessment unless there is a change in the terms of the contract that significantly modifies the expected future cash flows under the contract.

A.3.  Use of estimates

The preparation of financial statements requires management to make estimates and assumptions, based on information available at the balance sheet date, that may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and liabilities, as of that date. Examples include:

  •          The provisions for returns, trade receivables and product claims;

  •          The length of product life cycles;

  •          The provisions for restructuring, litigation, income tax exposures and environmental liabilities;

  •          The valuation of goodwill, and valuation and useful lives of acquired intangible assets;

  •          The fair values of derivative financial instruments.

For the purposes of the interim financial statements, and as allowed under IAS 34, sanofi-aventis has determined income tax expense mainly on the basis of an estimate of the effective tax rate for the full financial year. This rate is applied to Net income before tax and associates. The estimated effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which sanofi-aventis operates.

Actual results could vary from these estimates.

B. SIGNIFICANT ITEMS IN THE 2006 INTERIM FINANCIAL STATEMENTS

B.1.    Effect of changes in the scope of consolidation

Significant changes in the scope of consolidation during the six months ended June 30, 2006 are described below.

Acquisitions

On March 27, 2006, sanofi-aventis paid €433 million (including acquisition costs) to acquire the entire interest in Zentiva N.V. (7,487,742 shares) held by Warburg Pincus, and a further 1,998,921 shares held by certain managers and employees of Zentiva. On completion of this transaction, sanofi-aventis held a 24.9% interest in the capital of Zentiva. The company’s management, who owns approximately 5.9% of the capital, signed a shareholders’ agreement with sanofi-aventis. The Group appoints two of the 8 members of Zentiva’s Board of Directors.

Zentiva N.V. is an international pharmaceutical company that develops, manufactures and markets low-cost branded pharmaceutical products. The company has strong positions in the Czech Republic, Slovakia and Romania, and is expanding rapidly in Poland, Russia and the Baltic States.

In 2005, Zentiva generated sales of 11,839 million of Czech Koruna (CZK), equivalent to €410 million, and net income of CZK 1,878 million (€65 million). The Zentiva Group employs over 4,000 people, and has production sites in the Czech Republic, Slovakia and Romania.

Because sanofi-aventis exercises significant influence over Zentiva, the company is accounted for as an associate (using the equity method).

Transfer of rights to Exubera® and interest in Diabel

On January 13, 2006, sanofi-aventis announced the signature of an agreement to transfer its rights to Exubera®, an inhaled human insulin, to Pfizer. The terms of the 1998 alliance between Aventis and Pfizer to jointly develop, manufacture and market Exubera® included a change of control clause, which Pfizer decided to activate following the acquisition of Aventis by Sanofi-Synthélabo.

Under the terms of the agreement signed on January 13, 2006, sanofi-aventis sold to Pfizer its share in the worldwide rights for the development, manufacturing and marketing of Exubera®, along with its interest in the Diabel joint venture (based in Frankfurt, Germany), which owns the insulin manufacturing facility used in the production of Exubera®.

In return for the transfer of these assets and rights, sanofi-aventis received a payment of $1.3 billion.

The impact of this transaction in the first half of 2006 was a pre-tax gain of €460 million, recognized in Other operating income and expenses, and a gain of €383 million net of tax.

B.2.    Property, plant and equipment

Acquisitions of property, plant and equipment in the first half of 2006 totaled €456 million, primarily buildings (€120 million) and plant and equipment (€191 million).

Investment in property, plant and equipment was realized in the pharmaceuticals business (€378 million) and in the vaccines business (€78 million).

B.3.    Intangible assets

The table below shows a breakdown of intangible assets and goodwill as of June 30, 2006 and December 31, 2005:

(€ million)	Trademarks patents, licenses and other rights	Acquired Aventis R&D	Rights to marketed Aventis products	Software	Total intangible assets	Goodwill
Gross value at December 31, 2004	1,339	4,475	29,002	476	35,292	28,364
Changes in scope of consolidation	-	-	-	1	1	2
Reclassification of assets held for sale (1)	-	(506)	-	-	(506)	-
Acquisitions and other increases	58	-	-	52	110	342
Disposals and other decreases	(3)	-	-	(9)	(12)	(354)
Translation differences	139	310	2,447	47	2,943	1,907
Transfers	12	(852)	852	(13)	(1)	-
Gross value at December 31, 2005	1,545	3,427	32,301	554	37,827	30,261
Changes in scope of consolidation	2	-	-	-	2	35
Acquisitions and other increases	180	-	-	32	212	-
Disposals and other decreases	(2)	-	-	(16)	(18)	(212)
Translation differences	(80)	(144)	(1,330)	(23)	(1,577)	(992)
Transfers	(8)	(77)	77	5	(3)	-
Gross value at June 30, 2006	1,637	3,206	31,048	552	36,443	29,092
Accumulated amortization and impairment at December 31, 2004	(428)	(71)	(1,387)	(177)	(2,063)	(26)
Amortization expense	(134)	-	(3,899)	(145)	(4,178)	-
Impairment losses	-	(112)	(853)	(1)	(966)	-
Disposals, reversals of amortization	-	-	-	2	2	-
Translation differences	(47)	(2)	(308)	(32)	(389)	(1)
Transfers	(7)	-	-	3	(4)	-
Accumulated amortization and impairment at December 31, 2005	(616)	(185)	(6,447)	(350)	(7,598)	(27)
Changes in scope of consolidation	(2)	-	-	-	(2)	-
Amortization expense	(76)	-	(1,922)	(58)	(2,056)	-
Impairment losses	-	(121)	(258)	-	(379)	-
Disposals, reversals of amortization	-	-	-	16	16	-
Translation differences	32	5	343	18	398	1
Transfers	6	-	-	(7)	(1)	-
Accumulated amortization and impairment at June 30, 2006	(656)	(301)	(8,284)	(381)	(9,622)	(26)
Net book value: December 31, 2004	911	4,404	27,615	299	33,229	28,338
Net book value: December 31, 2005	929	3,242	25,854	204	30,229	30,234
Net book value: June 30, 2006	981	2,905	22,764	171	26,821	29,066

(1)	Diabel reclassification impact effective December 31, 2005 (see note B.1.).

In 2005, the amount shown for goodwill on the line “Acquisitions and other increases” mainly comprised the buyout of the Hoecsht AG minority shareholders.

For both 2005 and 2006, the amounts shown for goodwill on the line “Disposals and other decreases” reflect the recognition of deferred tax assets not recognized at the time of the Aventis acquisition.

The main acquisitions of intangible assets other than software during the first half of 2006 were the buyouts of all the rights to Plavix®, Cordarone® and rimonabant in Japan.

B.4.    Impairment of intangible assets

As of June 30, 2006, the results of impairment tests conducted in accordance with IAS 36 (Impairment of Assets) led to the recognition of pre-tax impairment losses of €379 million, against €966 million for the year ended December 31, 2005. The impairment losses recognized in 2005 related primarily to products subject to competition from generics in the United States of America, especially Allegra®. The losses recognized in the first half of 2006 related mainly to a single product, the antibiotic Ketek®, following adjustments to business projections in light of a revision of the product’s prescribing information in the United States of America.

An after-tax impairment loss of €23 million relating to research projects has been recognized in the books of the Merial joint venture and included in the sanofi-aventis financial statements under Share of profits/losses of associates. In 2005, this same line included an after-tax impairment loss of €55 million relating to the Sanofi Pasteur MSD vaccines joint venture.

B.5.    Investments in associates

Associates comprise companies over which sanofi-aventis exercises significant influence, and joint ventures. Sanofi-aventis accounts for joint ventures using the equity method (i.e. as associates), in accordance with the allowed alternative treatment specified in IAS 31 (Financial Reporting of Interests in Joint Ventures).

Investments in associates at June 30, 2006 and December 31, 2005 were as follows:

(€ million)	% interest at June 30, 2006	June 30, 2006	December 31, 2005
Sanofi Pasteur MSD	50.0	507	551
Merial	50.0	1,355	1,451
InfraServ Höchst	30.0	90	93
Zentiva (1)	24.9	426	-
Entities and companies managed by Bristol-Myers Squibb (2)	49.9	182	195
Financière des Laboratoires de Cosmétologie Yves Rocher	39.1	92	80
Other investments		116	107
Total		2,768	2,477

(1)	See note B.1.
(2)

Under the terms of the agreements with Bristol-Myers Squibb (BMS) (see note C.1. to the 2005 full-year consolidated financial statements), entities majority-owned by BMS are accounted for as associates, with sanofi-aventis’ share of their net assets recorded in Investments in associates.

B.6.    Financial assets – non-current

The main items included in Financial assets – non-current are:

(€ million)	June 30, 2006	December 31, 2005
Available-for-sale financial assets	651	736
Prepaid pension obligations	1	3
Long-term loans and advances	345	364
Assets recognized under the fair value option	87	93
Derivative instruments	187	122
Total carrying amount	1,271	1,318

Assets recognized under the fair value option correspond to a portfolio of financial investments held to fund a deferred compensation plan offered to certain employees (see note A.2).

B.7.    Assets held for sale and liabilities related to assets held for sale

As of December 31, 2005, Assets held for sale and Liabilities related to assets held for sale related to the sale of the Exubera® rights and the interest in Diabel (see note B.1.).

As of June 30, 2006, the assets held for sale amounted to €15 million, and related to the whole net assets of a British biotechnology company sold in July 2006 and a plot of land in Japan. The liabilities related to assets held for sale concerned the British biotechnology company.

B.8.    Equity attributable to equity holders of the company

B.8.1.    Share capital

The share capital of €2,712,439,824 consists of 1,356,219,912 shares with a par value of €2.

Treasury shares are deducted from equity attributable to equity holders of the company. Gains and losses on disposals of treasury shares are taken directly to equity and are not recognized in net income for the period.

Treasury shares held by sanofi-aventis are as follows:

Date	Number of shares	%
June 30, 2006	9,341,436	0.69%

December 31, 2005	58,211,254	4.15%

June 30, 2005	59,539,474	4.26%

The Board of Directors’ meeting held on February 23, 2006 decided to cancel 48,013,520 treasury shares representing 3.42% of the share capital as of that date, and 257,248.50 warrants (acquired as part of the public tender offer for Aventis) giving entitlement to subscribe for 301,986 sanofi-aventis shares. These cancellations have no impact on equity attributable to equity holders of the company.

A total of 2,808,213 sanofi-aventis shares were issued under stock subscription option plans during the first half of 2006, compared with 4,098,750 shares in the year to December 31, 2005 and 1,028,604 shares in the six months to June 30, 2005.

The General Meeting of sanofi-aventis shareholders on May 31, 2006 approved the merger of Rhône Cooper, a 98.99%-owned subsidiary, into sanofi-aventis. New sanofi-aventis shares were issued to Rhône Cooper shareholders on an exchange basis of 10 sanofi-aventis shares for 1 Rhône Cooper share. This transaction generated the issuance of 118,650 sanofi-aventis shares with a par value of €2, and had an impact of €8 million on equity attributable to equity holders of the company.

B.8.2.    Repurchase of sanofi-aventis shares

During the six months to June 30, 2006, sanofi-aventis did not repurchase any of its own shares under the programs authorized by the General Meetings of May 31, 2005 and 2006.

B.8.3.    Stock option plans

The table below provides summary information about options outstanding and exercisable at June 30, 2006:

	Outstanding			Exercisable

Range of exercise prices per share	Number of options	Average residual life (in years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)

From €1.00 to €10.00 per share	58,720	8.98	7.48	58,720	7.48

From €10.00 to €20.00 per share	110,629	10.75	15.68	110,629	15.68

From €20.00 to €30.00 per share	276,992	2.83	21.90	276,992	21.90

From €30.00 to €40.00 per share	2,672,196	3.91	34.31	2,672,196	34.31

From €40.00 to €50.00 per share	13,831,251	6.70	41.20	3,139,438	43.67

From €50.00 to €60.00 per share	14,803,787	6.14	52.30	8,948,209	50.88

From €60.00 to €70.00 per share	18,303,467	4.86	67.91	18,303,467	67.91

From €70.00 to €80.00 per share	25,207,125	7.54	70.80	10,512,615	71.39

Total	75,264,167			44,022,266

of which stock purchase options	9,261,338

of which stock subscription options	66,002,829

B.8.4.    Number of shares used to compute diluted earnings per share

Diluted earnings per share is computed using the number of shares outstanding plus stock options with a potentially dilutive effect.

(in millions)	June 30, 2006	June 30, 2005	December 31, 2005

Average number of shares outstanding	1,345.2	1,335.1	1,336.5

Adjustment for stock options with potentially dilutive effect	14.0	8.8	10.0

Average number of shares used to compute diluted earnings per share	1,359.2	1,343.9	1,346.5

As of June 30, 2006, a total of 14.7 million stock options were not taken into account in the calculation because they did not have a potentially dilutive effect, compared with 42.1 million as of December 31, 2005 and 50.3 million as of June 30, 2005.

B.9.    Debt, cash and cash equivalents

The table below shows the Group’s net debt as of June 30, 2006 and December 31, 2005:

(€ million)	June 30, 2006	December 31, 2005

Long-term debt, at amortized cost	3,718	4,750

Short-term debt and current portion of long-term debt	6,228	6,425

Cash and cash equivalents	(1,160)	(1,249)

Net debt	8,786	9,926

B.9.1.    Net debt at value on redemption

Reconciliation of carrying amount to value on redemption

(€ million)	Carrying amount at June 30, 2006	Amortized cost	Adjustment to debt measured at fair value	Value on redemption: June 30, 2006	Value on redemption: December 31, 2005

Long-term debt	3,718	46	(98)	3,666	4,664

Short-term debt and current portion of long-term debt	6,228	-	(20)	6,208	6,428

Cash and cash equivalents	(1,160)	-	-	(1,160)	(1,249)

Net debt	8,786	46	(118)	8,714	9,843

Net debt by type, at value on redemption

	June 30, 2006			December 31, 2005

(€ million)	non-current	current	Total	non-current	current	Total

Bonds issued	1,564	1,106	2,670	2,564	1,302	3,866
Credit facility drawdowns	1,000	1	1,001	1,000	-	1,000
Other bank borrowings	1,056	369	1,425	1,051	390	1,441
Commercial paper	-	4,398	4,398	-	4,353	4,353
Finance leases	32	5	37	33	5	38
Other borrowings	14	2	16	16	-	16
Bank overdrafts	-	327	327	-	378	378

Total debt	3,666	6,208	9,874	4,664	6,428	11,092

Cash and cash equivalents	-	(1,160)	(1,160)	-	(1,249)	(1,249)

Net debt	3,666	5,048	8,714	4,664	5,179	9,843

Undrawn, confirmed credit facilities not used to back drawdowns under French and U.S. commercial paper programs amounted to €8.8 billion as of June 30, 2006 and €9.0 billion as of December 31, 2005.

Main financing and debt reduction transactions during the period

No bond issues were made during the six months ended June 30, 2006.

During the six months ended June 30, 2006, sanofi-aventis redeemed a €1,250 million bond issue on its contractual maturity date (April 18, 2006).

The financing effective as of June 30, 2006, contains no financial covenants, and no clauses indexing credit spreads or fees to the credit rating of sanofi-aventis.

On May 2, 2006, sanofi-aventis canceled 43,232 participating shares issued between 1983 and 1987 and owned by the company itself. This cancellation has no effect on equity or debt.

B.9.2.    Market value of debt

The market value of debt (excluding derivative instruments) as of June 30, 2006 amounted to €8,738 million (€9,930 million at December 31, 2005), compared with a carrying amount of €8,786 million (€9,926 million at December 31, 2005).

B.10.    Derivative financial instruments

B.10.1.    Currency derivatives used to manage operational risk exposures

Sanofi-aventis operates a foreign exchange risk hedging policy to reduce the exposure of its operating income to fluctuations in foreign currencies, especially the U.S. dollar. This policy involves regular assessments of the Group’s worldwide currency exposure, based on budget estimates of foreign-currency transactions to be carried out by sanofi-aventis and its subsidiaries. These transactions mainly comprise sales, purchases, research costs, co-marketing and co-promotion expenses, and royalties. To reduce the exposure of these transactions to fluctuations in foreign currency exchange rates, sanofi-aventis contracts currency hedges using liquid derivative instruments such as forward sales and purchases of currency, call and put options, and combinations of currency options (tunnels).

The table below shows operational currency hedging instruments effective as of June 30, 2006, with the notional amount converted into euros at the relevant closing exchange rate.

June 30, 2006			Derivatives designated as cash flow hedges			Derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	1,507	9	791	5	5	716	4
• of which U.S. dollar	1,033	5	629	1	2	403	4
• of which Mexican peso	69	-	37	-	1	32	-
• of which Australian dollar	63	-	29	-	1	34	-
• of which Turkish lira	62	(1)	-	-	-	62	(1)
• of which Polish zloty	60	1	20	1	1	40	-
• of which Korean won	50	-	-	-	-	50	-
• of which Czech koruna	38	-	27	-	-	11	-

Forward currency purchases	152	-	9	1	1	143	(1)
• of which Canadian dollar	58	-	-	-	-	58	-
• of which pound sterling	43	-	-	-	-	43	-
• of which U.S. dollar	40	-	-	-	-	40	-

Put options purchased	1,199	5	262	4	8	937	1
• of which U.S. dollar	1,141	5	236	4	8	905	1
• of which knock-out options	865	1	-	-	-	865	1

Call options written	1,799	9	262	2	-	1,537	7
• of which U.S. dollar	1,691	8	236	2	-	1,455	6
of which knock-out options	1,141	3	-	-	-	1,141	3
Total	4,657	23	1,324	12	14	3,333	11

As of June 30, 2006, none of these instruments had an expiry date after December 31, 2006.

These positions hedge:

•

All material foreign-currency cash flows arising after the balance sheet date in relation to transactions carried out during the six months to June 30, 2006 and recognized in the consolidated balance sheet as of that date. Gains and losses on these hedging instruments (forward contracts and currency options) have been and will continue to be recognized in parallel with the recognition of gains and losses on the hedged items.

•

Forecast foreign-currency cash flows relating to commercial transactions to be carried out in the second half of 2006. The total amount of positions under forward contracts and currency options relating to the U.S. dollar stood at $1,950 million as of June 30, 2006, taking account of options in the money as of that date (equivalent to approximately 70% of the forecast transactions in U.S. dollars for the second half of 2006), at an average hedged rate of $1.25 to the euro. However, the positions contracted to hedge forecast commercial transactions in U.S. dollars for the second half of 2006 include options with a knock-out feature at between $1.30 and $1.34 to the euro. If all these knock-outs were to be triggered, the total U.S. dollar position would be reduced to $1,100 million at an average hedged rate of $1.26 to the euro.

B.10.2.    Currency derivatives used to manage financial risk exposures

Some of the Group’s financing activities, such as U.S. commercial paper issues and the cash pooling arrangements for foreign subsidiaries outside the euro zone, expose certain entities (in particular the sanofi-aventis parent company) to financial foreign exchange risk (i.e. the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower). The net foreign exchange exposure for each currency and entity is hedged by firm financial instruments (usually currency swaps). The table below shows instruments of this type held at June 30, 2006:

June 30, 2006 (€ million)	Notional amount	Fair value	Expiry
Forward currency purchases	6,616	(34)	-

• of which U.S. dollar	5,674	(33)	2006

• of which Swiss franc	190	(1)	2006

• of which Mexican peso	177	3	2006

• of which Singapore dollar	133	-	2006

• of which pound sterling	131	(2)	2006

• of which Swedish krona	118	-	2006

• of which Canadian dollar	102	(1)	2006
Forward currency sales	1,262	268

• of which U.S. dollar	917	265	2007

• of which Japanese yen	136	1	2006
Total	7,878	234

B.10.3.    Equity derivatives

a) Rhodia equity swap

On May 2, 2003, Aventis entered into an equity swap with Crédit Lyonnais, treated as an over-the-counter derivative instrument. An unrealized loss of €54 million on this swap was recognized in the income statement for the year ended December 31, 2005. The swap was closed out in early April 2006, generating a gain of €6 million in the first half of 2006.

b) Contingent CSL consideration

Aventis sold Aventis Behring to the Australian company CSL Ltd on March 31, 2004. The sale price included additional payments contingent upon the performance of CSL shares. Sanofi-aventis will receive $125 million if the CSL share price (calculated on the basis of an average price weighted for trading volumes) is greater than AUD 28 during a period from October 1, 2007 through March 31, 2008. Sanofi-aventis will receive a further $125 million if the CSL share price (calculated on the same basis and over the same period) is greater than AUD 35. CSL Ltd may opt to settle these amounts in shares. At June 30, 2006, based on a CSL share price of AUD 53.75, the fair value of this instrument was $181 million (compared with $137 million at December 31, 2005).

B.11. Provisions and other non-current liabilities

(€ million)	Provisions for pensions and other long-term benefits	Restructuring provisions	Other provisions	Other non-current liabilities		Total
December 31, 2005 (1)	4,259	151	3,426	414		8,250
Changes in scope of consolidation	(2)	-	1	-		(1)

Charged during the period	(20)	2	271 (3)	(55	) (4)	198

Transfers (2)	87	(31)	(27)	(7)		22

Impact of discounting	-	-	13	3		16

Translation difference	(50)	(2)	(89)	(17)		(158)

Actuarial gains and losses under defined-benefit plans	(498)	-	-	-		(498)
June 30, 2006	3,776	120	3,595	338		7,829

(1)	After adjusting for the change in accounting method for employee benefits (see note A.2)

(2)	This line includes, in particular, transfers between current and non-current provisions due to the revision to the expected settlement date of certain obligations.

(3)	Reassessment of estimates, in particular of provisions for tax exposures and environmental liabilities.

(4)	See note B.10.3.a, “Rhodia equity swap”.

Provisions for pensions and other long-term benefits

Sanofi-aventis has elected to apply the option offered by the amendment to IAS 19 (see note A.2.), and consequently has carried out a review of the relevant assumptions, in particular the discount rates and the fair value of plan assets, as of June 30, 2006.

In light of changes in bond yields in the three principal areas in which sanofi-aventis operates defined-benefit plans (the Euro zone, the United Kingdom and the United States of America), the discount rates used in the measurement of these plans have been amended as follows:

	Pensions and other long-term benefits		Other post-employment benefits

Long-term discount rates	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005

Euro zone	4.75%	4.25%	-	-

United States of America	6.25%	5.50%	6.25%	5.50%

United Kingdom	5.25%	5%	5.25%	5%

The changes to the discount rates applied in these three areas generated actuarial gains in the six months to June 30, 2006, the effect of which was to reduce provisions for pensions and other long-term employee benefits by €527 million and provisions for other post-employment benefits by €27 million. Conversely, the fair value of plan assets of the main plans as of June 30, 2006 generated a difference of €56 million compared to their expected return.

B.12. Net deferred tax position

The net deferred tax position at June 30, 2006 and December 31, 2005 was as follows:

(€ million)	June 30, 2006	December 31, 2005 (1)
Deferred tax on:
• Elimination of inventory intragroup margin	867	759
• Provision for pensions and other employee benefits	1,127	1,326
• Adjustment to fair value of Aventis intangible assets	(9,603)	(10,797)
• Adjustment to fair value of acquired Aventis inventories	(8)	(13)
• Recognition of Aventis property, plant and equipment at fair value	(105)	(111)
• Adjustment to fair value of debt on acquisition of Aventis	29	36
• Distributable reserves	(750)	(794)
• Stock options	160	149
• Other non-deductible provisions and other items	879	619
Net deferred tax asset / (liability)	(7,404)	(8,826)

(1)	After adjusting for the change in accounting method for employee benefits (see note A.2)

B.13.    Principal commercial commitments under collaboration agreements

In pursuance of its strategy, sanofi-aventis acquires rights to products or technologies. Such acquisitions may be made in various contractual forms: acquisitions of shares, loans, license agreements, joint development and co-marketing. They may also involve upfront payments on signature of the agreement, and development milestone payments.

Some of these complex agreements include firm and unconditional undertakings to finance research programs in future years, and payments contingent upon completion of development milestones or upon the granting of approvals or licenses.

The main such collaboration agreements are:

•

Agreement with Regeneron: In January 2005, sanofi-aventis reaffirmed its commitment to develop the Vascular Endothelial Growth Factor (VEGF) Trap program in oncology, in collaboration with Regeneron Pharmaceuticals Inc. The companies will evaluate the VEGF Trap in a variety of cancer types. Sanofi-aventis made a clinical development milestone payment of $25 million under this agreement in 2004. If the program results in a commercially marketed product, Regeneron will receive an additional payment of $400 million.

At the end of December 2005, the VEGF Trap collaboration with Regeneron was extended to Japan. Sanofi-aventis will pay Regeneron $25 million; milestone payments linked to potential marketing approvals in Japan; and royalties on VEGF Trap sales in Japan. Under the terms of the agreement, sanofi-aventis will pay 100% of the development costs of the VEGF Trap; once a VEGF Trap product starts to be marketed, Regeneron will repay 50% of the development costs (originally paid by sanofi-aventis) out of its share of the profits, including royalties paid in Japan.

•

Agreement between Sanofi Pasteur and the U.S. government, signed in April 2005, to speed the production process for new cell-culture pandemic influenza vaccines and design a production facility for cell-culture vaccines. Financing provided by the U.S. government under this agreement amounts to $97 million.

•

Agreement between Sanofi Pasteur and the U.S. government, signed in September 2005, for the production of a vaccine against the H5N1 strain of avian influenza, under which Sanofi Pasteur will receive $100 million for vaccines delivered. At the start of 2006, the agreement was extended to include additional production worth $50 million. Sanofi Pasteur has initiated similar projects in Europe and the rest of the world. The corresponding revenues were recognized in the six months ended June 30, 2006.

•	License agreement between Sanofi Pasteur and Becton Dickinson, signed in October 2005, for the development of a vaccine micro-administration technology.

•

Agreement between Sanofi Pasteur and Emergent, signed in May 2006, for the development and manufacture of candidate meningitis B vaccines, and for the marketing of any successful vaccines by Sanofi Pasteur. Total payments contingent upon the attainment of research and development milestones and sales objectives amount to €73 million.

•	Collaboration agreement with Cephalon on the development of angiogenesis inhibitors, under which payments for the first product could reach $32 million.

•

Collaboration agreement with IDM signed in 2001, under which IDM granted sanofi-aventis 20 development options on current and future research and development programs. For each option that leads to a commercially marketed product, IDM could receive a total amount of between €17 million and €32 million depending on the potential of the market, plus reimbursement of the development costs. Contractually, sanofi-aventis may suspend the development program for each option exercized at any time and without penalty. As of June 30, 2006, sanofi-aventis had exercized only one option, relating to a program for the treatment of melanoma.

Because of the uncertain nature of development work, it is impossible to predict (i) whether sanofi-aventis will exercise further options for products, or (ii) whether the expected milestones will be achieved, or (iii) the number of compounds that will reach the relevant milestones. It is therefore impossible to estimate the maximum aggregate amount that sanofi-aventis will actually pay in the future under existing collaboration agreements.

Given the nature of its business, it is highly unlikely that sanofi-aventis will exercise all options for all products or that all milestones will be achieved.

•

Collaboration agreement with Zealand Pharma signed in June 2003, under which sanofi-aventis obtained rights relating to the development and worldwide marketing of ZP10, an agent used in the treatment of type 2 diabetes. Under the agreement, sanofi-aventis is responsible for the development of this compound, and could, if marketing approvals are obtained, be required to pay Zealand Pharma a total of €60 million over the next five years.

•	Sanofi-aventis has also entered into collaboration agreements with Ajinomoto, Immunogen and Coley.

B.14.    Legal and arbitral proceedings

Sanofi-aventis is involved in various legal proceedings in the ordinary course of its business, including proceedings involving product liability claims, commercial claims, patent infringement claims, competition claims, tax assessment claims, waste disposal claims and tort claims relating to the release of chemicals into the environment. The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company’s financial statements for the year ended December 31, 2005.

a) Products

•	Ambien® (zolpidem) Product Litigation

In March 2006, sanofi-aventis learned that a lawsuit seeking class action treatment had been filed with the U.S. District Court for the Southern District of New York naming sanofi-aventis and its U.S. subsidiary Sanofi-Synthélabo Inc. as defendants and seeking unspecified damages for harm allegedly caused by claimed product side effects. The proposed class action lawsuit seeks to represent persons using Ambien® since 2000.

b) Patents

•	Plavix® Patent Litigation

United States. On March 21, 2006, sanofi-aventis and Bristol-Myers Squibb (the “Companies”) announced that they had reached an agreement subject to certain conditions with Apotex Inc. and Apotex Corp. (“Apotex”) to settle the patent infringement lawsuit pending between the parties in the U.S. District Court for the Southern District of New York. The lawsuit relates to the validity of a composition of matter patent for clopidogrel bisulfate (the ‘265 patent), a medicine made available in the United States by the Companies as Plavix®.

Under the terms of the settlement as initially proposed, sanofi-aventis was to grant Apotex a royalty-bearing license under the ‘265 patent to manufacture and sell its FDA-approved clopidogrel bisulfate product in the United States, and Apotex was to agree not to sell a clopidogrel product in the United States until the effective date of the license. The license was to be effective on September 17, 2011, with the possibility of an effective date earlier in 2011 if sanofi-aventis did not receive an extension of exclusivity for pediatric use under the ‘265 patent. If a third party obtained a final decision that the ‘265 patent is invalid or unenforceable, under certain circumstances, the license to Apotex was to become effective earlier. The agreement included other provisions and was subject to conditions, including antitrust review and clearance by the Federal Trade Commission (“FTC”) and state attorneys general.

On June 25, 2006 the Companies and Apotex announced that, in response to concerns raised by the FTC and state attorneys general to the settlement as initially proposed, the Companies and Apotex had amended the agreement. Among other revisions, under the terms of the modified agreement, Apotex’s license to manufacture and sell its FDA approved clopidogrel bisulfate product in the United States was to be effective on June 1, 2011, rather than September 17, 2011.

On July 28, 2006, sanofi-aventis learned that the agreement, as amended, had failed to receive required antitrust clearance from the state attorneys general. When sanofi-aventis and Bristol-Myers Squibb initially announced the settlement on March 21, 2006, the Companies said that there was a significant risk that the required antitrust clearance would not be obtained.

The FTC has not yet advised the Companies of its decision. However, the agreement required the approval of both the FTC and the state attorneys general to become effective. The originally scheduled trial date for the litigation between Apotex and the Companies had been suspended pending possible finalization of the proposed settlement. A new trial date has not yet been established. As previously disclosed, sanofi-aventis and Bristol-Myers Squibb have filed patent infringement claims against three other generic pharmaceutical companies with respect to the ‘265 patent.

Sanofi-aventis has also learned that the Antitrust Division of the United States Department of Justice is conducting a criminal investigation regarding the proposed settlement and has received grand jury subpoenas seeking the production of documents. Sanofi-aventis intends to provide all information required in response to this investigation. It is not possible at this time reasonably to assess the outcome of the investigation or its impact on sanofi-aventis.

It is also not possible at this time reasonably to assess the outcome of the Plavix® litigation, including the Apotex matter, or the timing of potential generic competition for Plavix®. Apotex announced in January 2006 that it had received final approval of its ANDA for clopidogrel bisulfate from the FDA. As a result, Apotex could launch a generic clopidogrel product at their risk.

Under the terms of the agreement, Apotex may be eligible to receive a reimbursement payment from the Companies for certain short dated inventories of Apotex’s clopidogrel bisulfate product, the amount, if any, of which has not been quantified. Any payment to Apotex will be paid 50% by sanofi-aventis and 50% by Bristol-Myers Squibb. As previously disclosed, sanofi-aventis recorded reserves in the amount of $20 million in the first quarter of this year.

It is also not possible reasonably to estimate the impact of the Plavix® litigation on sanofi-aventis. However, a loss of market exclusivity of Plavix® and the subsequent development of generic competition would be material to sales of Plavix® and sanofi-aventis’ results of operations and cash flows, and could be material to sanofi-aventis’ financial condition and liquidity.

The Companies intend to vigorously pursue enforcement of their patent rights in Plavix®.

The foregoing summary contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Although sanofi-aventis’ management believes that the assumptions reflected in these statements and their underlying assumptions are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied, or projected by the forward-looking information and statements. These factors include risks that may arise from the Department of Justice’s criminal investigation as well as risks and uncertainties discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Korea. On June 28, 2006, the Korean Intellectual Property Tribunal (“IPT”) issued a decision unfavorable to sanofi-aventis in the invalidation actions filed by CJ, Dong-A, et al., against sanofi-aventis’ Korean patent for Plavix® (Korean Patent No. 103094). Sanofi-aventis believes its patent rights are valid and appealed the decision of the IPT on July 14, 2006.

•    Lovenox® Patent Litigation

On April 10, 2006, the Court of Appeals for the Federal Circuit reversed a prior decision of the U.S. District Court for the Central District of California. The District Court had previously ruled on summary judgment that the sanofi-aventis patent asserted in that suit was unenforceable. The Court of Appeals denied Amphastar’s request for a rehearing. The case has been remanded to the District Court and will proceed on the issues of the infringement, validity, and enforceability of the ‘743 patent.

In July 2006, sanofi-aventis was notified that the district court would hold a separate trial on the issue of intent, which had been left outstanding in the favorable inequitable conduct ruling of the Court of Appeals for the Federal Circuit. The trial date on the intent issue has not been scheduled.

In June 2006, sanofi-aventis was notified that Sandoz Inc. had submitted an Abbreviated New Drug Application (ANDA) to the FDA containing a paragraph IV patent certification relating to Lovenox®. Sanofi-aventis intends to file suit to assert its patent rights.

•    Ramipril Canada Patent Litigation

-	Proceedings against Pharmascience

By order dated June 21, 2006, the Court of Appeal set aside the March 11, 2005 Order of Prohibition regarding the ‘457 patent, but upheld the Order of Prohibition on the Canadian’206 patent. The decision can be appealed by either party.

In May 2006, the Federal Court heard two cases together in Toronto concerning Pharmascience’s allegation regarding the Canadian ‘089 patent, and an allegation regarding the Canadian ‘948 patent. On July 10, the Court dismissed sanofi-aventis application regarding the ‘089 patent and has yet to issue a decision with respect to the ‘948 patent. To date, Pharmascience has not addressed Canadian ‘387 and ‘549 patents which are listed on the Patent Register. Before the Minister of Health can issue a Notice Of Compliance (NOC) to authorize marketing, the manufacturer of a proposed generic product must prevail in any litigation initiated in response to the notices of allegations relating to each patent listed on the Patent Register for the reference product.

-	Proceedings against Apotex

In June 2006, the Federal Court was scheduled to hear an application by sanofi-aventis concerning Apotex’s notice of allegation regarding the ‘948 patent (Apotex alleged non-infringement of the ‘948 patent, a use patent). The Court dismissed the application by order dated June 27, 2006.

In January, 2006, sanofi-aventis commenced a proceeding regarding the Canadian ‘387 and ‘549 patents seeking an order prohibiting the Minister from issuing a NOC to Apotex to market ramipril. A hearing has not yet been scheduled. Apotex must succeed on its allegations regarding these additional patents before the Minister can issue a NOC.

•    Eloxatine® Patent Litigation (oxaliplatin)

Sanofi-aventis’ patent infringement suit against Mayne Pharma Pty Ltd went to trial before the U.K. Patents High Court in March 2006. Sanofi-aventis conceded non-infringement of EP’331 by Mayne’s hypothetical solution product in light of certain data in these proceedings. On May 19, 2006, the court handed down its decision, holding that EP’454 patent and EP’331 patent were invalid and that the EP’454 patent was non infringed. On June 29, 2006, the Court granted sanofi-aventis leave to appeal the Court’s decision.

In a separate infringement proceeding in Germany, on June 2, 2006, the Court determined that Hereas’ process for manufacturing oxaliplatin did not infringe the EP’454 patent.

•    Eligard® Patent Litigation

In November 2003, TAP (Takeda – Abbott Partnership) filed suit against Sanofi-Synthelabo Inc., a sanofi-aventis subsidiary, and Atrix (now part of the QLT group) in the Northern District of Illinois, alleging that the Eligard® products, which rely on technology licensed from Atrix, infringe a TAP patent. The Court rejected sanofi-aventis’ and Atrix’s defenses of invalidity and inequitable conduct, and in January 20, 2006, entered a judgment in favor of TAP. The District Court’s judgment was appealed to the Court of Appeals for the Federal Circuit in March 2006. Meanwhile, discovery relating to the damages phase of this proceeding is ongoing and, pending the outcome of the appeal, a trial on damages is currently expected to take place in fourth quarter 2006.

•    OptiClik® Patent Litigation

In June 2006, sanofi-aventis learned that Novo Nordisk was seeking an order from the US International Trade Commission (ITC) to exclude entry into the US of further imports of the OptiClick® pen and insulin cartridges for use with the OptiClik® pen as they claim it infringes a Novo Nordisk patent, U.S. Patent No. 5,693,027, and that the ITC has agreed to investigate Novo Nordisk’s claim. This ITC investigation is presently pending.

•    Actonel® Patent Litigation

The US District Court of Delaware has set trial for late August 2006 in the suit against Teva Pharmaceuticals USA, brought by Merck, and for November 2006 in the suit brought by Procter & Gamble Pharmaceuticals. Sanofi-aventis is not currently a co-plaintiff in either suit.

•    Nasacort® AQ Patent Litigation.

The US District Court of Delaware has set trial for May 2008 in the patent infringement suit filed by sanofi-aventis in response to Barr Laboratories, Inc.’s paragraph IV certification regarding two Nasacort® AQ patents (U.S. Patent nos. 5,976,573 and 6,143,329).

c) Compliance

•    Civil Suits—Pricing and Marketing Practices

Additional AWP (Average Wholesale Prices) - related suits have been filed by the State of Hawaii and two further counties of New York State.

•    Plavix® Antitrust Claim

Sanofi-aventis has learned that on March 23, 2006, the U.S. retailer The Kroger Co. filed an antitrust complaint in the District Court for the Southern District of Ohio against sanofi-aventis, Bristol-Myers Squibb Co. and Apotex Corp alleging antitrust violations by the defendants in relation to their agreement to settle the U.S. Plavix® patent litigation (see “Plavix® Patent Litigation—U.S.”, above, for a description of the transaction). Thirteen other complaints have since been filed on the same or similar grounds. Plaintiffs seek to enjoin that agreement as well as other relief including monetary damages.

d) Contingencies Arising from Certain Business Divestitures

•    Rhodia

On March 28, 2006, the Central District Court of Sao Paulo ruled inadmissible Rhodia’s claims regarding the alleged extra contractual liability of sanofi-aventis as former owner or operator of Rhodia’s Cubatao site in Brazil. Rhodia has appealed this ruling.

•    Rhodia Shareholder Litigation

On April 20, 2006, the State of New York Supreme Court Appellate Division confirmed the previously disclosed decision to dismiss this case on forum non conveniens grounds and the New York Court of Appeal subsequently declined to review the Appellate Division’s decision.

•    Albemarle Arbitration

On March 17, 2006, the arbitral tribunal handed down a partial award holding that the claims of Albemarle under the arbitration were not time barred but subject to France’s ten-year statute of limitations for contracts. This partial award did not consider the final liability of sanofi-aventis with regards to the facts and technical elements involved in the case. Further to this partial award, the parties having failed to reach a settlement with respect to the allocation of liability, an expert procedure should begin shortly under the aegis of the arbitral tribunal.

B.15.    Financial income and expenses

The tables below show the main components of financial income and expenses.

B.15.1.    Financial expenses

(€ million)	June 30, 2006	June 30, 2005	December 31, 2005
Interest expense on debt	(190)	(250)	(444)
Unwinding of discount on provisions	(15)	(23)	(47)
Fair value losses on financial instruments	(50)	(13)	(24)
Provisions for impairment of financial assets	(25)	(18)	(17)
Other items	-	(1)	-
Total financial expenses	(280)	(305)	(532)

B.15.2. Financial income

(€ million)	June 30, 2006	June 30, 2005	December 31, 2005
Interest income	45	40	76
Foreign exchange gains (non-operating)	52	38	64
Fair value gains on financial instruments	89	16	49
Net gain on disposals of financial assets	-	3	94
Other items	1	3	4
Total financial income	187	100	287

B.16. Income tax expenses

The difference between the effective tax rate and the standard corporate income tax rate applicable in France for the six months ended June 30, 2006 and 2005 and for the year ended December 31, 2005 is explained as follows:

(as %)	June 30, 2006 (1)	June 30, 2005 (1)	December 31, 2005
Tax rate applicable in France	34	35	35
Impact of income tax at reduced rate on royalties in France	(7)	(12)	(14)
Other	(5)	(5)	(3)
Effective tax rate	22	18	18

(1)	Estimated effective tax rates for the six months ended June 30, 2006 and 2005.

Despite an increase in the level of royalties taxed at a reduced rate, the overall effect of this factor is lower (7 points, versus 12 points in the first half of 2005) due to the strong growth of 129% in income before tax.

The “Other” line includes, in particular, the impact of (i) the reduced rate of tax on the sale of Diabel; (ii) differences between the tax rate applicable in France and the tax rates applicable in other countries; and (iii) a reassessment of certain of the Group’s tax exposures.

B.17.    Segment information

Sanofi-aventis has two business segments: Pharmaceuticals and Human Vaccines. Net income and investments in all associates and joint ventures are included in the Pharmaceuticals segment; the main exception is net income from the Sanofi Pasteur MSD joint venture, which is included in the Human Vaccines segment.

Results by business segment

The table below shows key income statement indicators by business segment:

	6 months to June 30, 2006			6 months to June 30, 2005			12 months to Dec. 31, 2005
(€ million)	Pharma- ceuticals	Vaccines	Sanofi- aventis consolidated	Pharma- ceuticals	Vaccines	Sanofi- aventis consolidated	Pharma- ceuticals	Vaccines	Sanofi- aventis consolidated
Net sales	13,036	1,080	14,116	12,402	702	13,104	25,249	2,062	27,311
Other revenues	621	26	647	523	25	548	1,143	59	1,202
Research and development expenses	(1,959)	(185)	(2,144)	(1,771)	(131)	(1,902)	(3,725)	(319)	(4,044)
Selling and general expenses	(3,830)	(231)	(4,061)	(3,765)	(184)	(3,949)	(7,832)	(418)	(8,250)
Amortization of intangibles	(1,850)	(148)	(1,998)	(1,835)	(135)	(1,970)	(3,756)	(281)	(4,037)
Operating income – current	2,765	167	2,932	2,343	(133)	2,210	4,565	188	4,753
Impairment of property, plant & equipment and intangibles	(380)	-	(380)	(104)	(2)	(106)	(970)	(2)	(972)
Operating income	2,825	166	2,991	1,607	(134)	1,473	2,702	186	2,888
Financial expenses	(274)	(6)	(280)	(280)	(25)	(305)	(498)	(34)	(532)
Financial income	186	1	187	95	5	100	283	4	287
Income tax expenses	(591)	(61)	(652)	(294)	62	(232)	(427)	(50)	(477)
Share of profit/loss of associates	326	(1)	325	217	(9)	208	482	(55)	427
Net income	2,472	99	2,571	1,345	(101)	1,244	2,542	51	2,593
Attributable to minority interests	190	-	190	157	-	157	335	-	335
Attributable to equity holders of the company	2,282	99	2,381	1,188	(101)	1,087	2,207	51	2,258
Adjusted net income (1) (unaudited)	3,757	207	3,964	2,879	89	2,968	5,903	432	6,335

(1)	See below for a definition of adjusted net income.

Inter-segment transactions are not material. Transfer prices between segments are determined on an arm’s length basis.

Adjusted net income

Adjusted net income as disclosed for segment reporting purposes is an internal performance indicator, defined as net income attributable to equity holders of the company adjusted to exclude (i) the material impacts of purchase accounting for acquisitions, principally the Aventis acquisition, and (ii) certain acquisition-related restructuring costs.

Management uses adjusted net income as an internal performance indicator, as a significant factor in establishing the variable portion of employee remuneration, and as the basis for determining dividend policy of the new Group.

The main adjustments between consolidated net income and adjusted net income are:

•	elimination of the charge arising from the workdown of inventories remeasured at fair value, net of tax;

•

elimination of amortization and impairment expense charged against intangible assets acquired through business combinations, net of tax and minority interests (acquired in-process R&D and acquired product rights);

•	elimination of expenses due to the effect of the acquisitions on associates (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill);

•	elimination of any impairment of the goodwill arising on acquisitions.

Sanofi-aventis also eliminates from adjusted net income integration and restructuring costs (net of tax) incurred specifically in connection with acquisitions.

The adjusted net income is determined as follows:

(€ million)	June 30, 2006		June 30, 2005	December 31, 2005
Net income attributable to equity holders of the company	2,381		1,087	2,258
Material impacts of application of purchase accounting to business combinations:	1,530		1,484	3,462
• elimination of expense arising from workdown of acquired inventories remeasured at fair value, net of tax	6		171	248
• elimination of amortization and impairment of intangible assets, net of tax (portion attributable to equity holders of the company)	1,460		1,252	3,156
• elimination of charges arising from the impact of acquisitions on associates (workdown of acquired inventories, amortization and impairment of intangible assets and impairment of goodwill)	64	(1)	61	58
• elimination of impairment losses charged against goodwill	-		-	-
Elimination of acquisition-related integration and restructuring costs, net of tax	53		397	615
Adjusted net income (unaudited)	3,964		2,968	6,335

(1)	Includes €7 million relating to the acquisition of Zentiva (see note B.1.).